UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KINDRED HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

494580103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

with a copy to:

Steven E. Siesser, Esq.

Lawrence M. Rolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(212) 204-8688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,891,602
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,891,602
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,891,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.54%*
14.	Type of Reporting Person PN, IA

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,891,602
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,891,602
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,891,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.54%*
14.	Type of Reporting Person OO, HC

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Leveraged Capital Structures Fund Ltd. (I.R.S. Identification No. 98-0513519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,884,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,884,031
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,884,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 6.44%*
14.	Type of Reporting Person CO

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Distressed Value Master Fund Ltd. (I.R.S. Identification No. 98-0682414)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 922,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 922,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 1.01% *
14.	Type of Reporting Person CO

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tasman Fund LP (I.R.S. Identification No. 36-4725474)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 0.0% *
14.	Type of Reporting Person PN

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Cavalry Fund Ltd. (I.R.S. Identification No. 98-1401173)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 85,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 85,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 0.09% *
14.	Type of Reporting Person CO

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,891,602
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,891,602
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,891,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 7.54%*
14.	Type of Reporting Person IN

*	Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,884,031 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 922,571 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 85,000 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

Explanatory Note

This Amendment No. 4 ("Amendment No. 4") relates to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc. (the "Issuer"). This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 2017 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1, filed February 1, 2018 (“Amendment No. 1”), Amendment No. 2, filed March 9, 2018 (“Amendment No. 2”), and Amendment No. 3, filed March 21, 2018 (“Amendment No. 3”). The Initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4 is referred to herein as the "Schedule 13D." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

LCS used approximately $925,721.50 (excluding brokerage commissions) of the working capital of LCS to purchase the shares of Common Stock reported in this Amendment No. 4. EQTY used approximately $24,068.50 (excluding brokerage commissions) of the working capital of EQTY to purchase the shares of Common Stock reported in this Amendment No. 4. DSTR used approximately $113,960.00 (excluding brokerage commissions) of the working capital of DSTR to purchase the shares of Common Stock reported in this Amendment No. 4.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph of the Initial Schedule 13D and substituting the following in lieu thereof:

Brigade reserves the right to change its intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D. Brigade may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent it deems advisable.  Notwithstanding the foregoing, Brigade has no intention to engage in a control transaction, or any contested solicitation for the election of directors, by means of the activities described in subparagraphs (a), (b), or (d) of Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a) As of March 23, 2018, Brigade beneficially owns 6,891,602 shares of Common Stock, of which 5,884,031 shares of Common Stock are owned by LCS, 922,571 shares of Common Stock are owned by DSTR and 85,000 shares of Common Stock are owned by EQTY, representing approximately 7.54% in the aggregate, and 6.44%, 1.01% and 0.09% by LCS, DSTR and EQTY, respectively, of the issued and outstanding shares of Common Stock as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018.

(b) Brigade, as the investment manager of LCS, DSTR and EQTY, has the shared power to vote and dispose of the 6,891,602 shares of Common Stock described in the Amendment.

(c) Schedule I annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since March 21, 2018, the filing date of Amendment No. 3. All such transactions were effected in the open market. Except as described in this Amendment No. 4, during the period from March 21, 2018 through and including March 23, 2018, there were no other purchases or sales of Common Stock, or securities convertible into or exchangeable for Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d) To the knowledge of the Reporting Persons, no other person named or incorporated by reference in Item 2 of the Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of March 26, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.25 par value per share, of Kindred Healthcare Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such amendment number 4 to Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of March 26, 2018.

March 26, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Schedule I

Transactions in Common Stock by Reporting Persons

The following table sets forth all transactions in the Common Stock effected since March 21, 2018, the filing date of Amendment No. 3, by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Transaction Date	Reporting Person	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
3/21/2018	LCS	Common Stock	100,078	0	$9.25
3/21/2018	EQTY	Common Stock	2,602	0	$9.25
3/21/2018	DSTR	Common Stock	12,320	0	$9.25